Exhibit (k)(4)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2023 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2023 through April 30, 2024

Stock Account—All Classes	0.095%

Global Equities Account—All Classes	0.090%

Growth Account—All Classes	0.055%

Equity Index Account—All Classes	0.010%

Core Bond Account—All Classes	0.070%

Inflation-Linked Bond Account—All Classes	0.025%

Social Choice Account—All Classes	0.045%

Money Market Account—All Classes	0.020%

Date: Effective May 1, 2023 in accordance with prior approval by the CREF Board on March 10, 2023.